

January 9, 2012

Via E-mail
Paul M. Cofoni
Chief Executive Officer
CACI International, Inc.
1100 North Glebe Road
Arlington, Virginia 22201

> **Re: CACI International, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2011**
> **Filed August 29, 2011**
> **Form 10-Q for the Quarterly Period Ended September 30, 2011**
> **Filed November 07, 2011**
> **File No. 001-31400**

Dear Mr. Cofoni:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2011

Item 7. Management's Discussion and Analysis of Financial Condition & Results of Operations

Overview, page 32

1.   Notwithstanding your March 31, 2010 response to comment 1 of our comment letter dated February 26, 2010, our prior discussions, and the Overview in your quarterly report on Form 10-Q for the quarter ended September 30, 2011, you do not appear to have expanded your MD&A overview to include a detailed discussion of known trends, demands, commitments, events and uncertainties, as required by Item 303(a)(3)(ii) of Regulation S-K. For guidance, refer to Sections III.A and III.B.3 of SEC Release

No. 33-8350. Please advise. Please also note that we are available to further discuss this issue.

Item 13. Certain Relationships and Related Transactions (Incorporated by Reference From Definitive Proxy Statement on Schedule 14A Filed October 6, 2011)

Policies and Procedures for the Review and Approval of Transactions with Related Parties, page 38

2.   You state that you review all relationships and transactions in which you and your directors and executive officers or their immediate family members are participants to determine whether such persons have a direct or indirect material interest, and that your legal staff is responsible for obtaining information through questionnaires and other appropriate procedures from the directors and executive officers with respect to related party transactions and then determining whether the company or a related person has a direct or indirect material interest in the transaction. This appears to be narrower than the definition of related person contained in Item 404 of Regulation S-K, which also includes greater than 5% shareholders, nominees for director, immediate family members of greater than 5% shareholders and nominees for director, and persons (other than a tenant or employee) sharing the household of a director, executive officer, nominee for director, or greater than 5% beneficial owner. See Instruction 1 to Item 404(a) of Regulation S-K. Please tell us whether you have disclosed all transactions, since the beginning of your last fiscal year, or any currently proposed transaction, in which you were or are to be a participant and the amount involved exceeds $120,000, and in which any related person had or will have a direct or indirect material interest. In addition, please confirm that you will include disclosure consistent with Item 404's definition of related persons in future filings.

Consolidated Financial Statements

Condensed Consolidated Statements of Operations, page 54

3.   We note your response to prior comment 8 of our letter dated February 26, 2010. We further note your continued use of the line-item description "net income before non-controlling interest in earnings of joint venture" in the consolidated statements of operations. Please clarify how your presentation complies with ASC 810-10-55-4(J). In this regard, your line-item description indicates that the amount is "before" the non-controlling interest, but the amount appears to include the non-controlling interest. In addition, ensure that you make corresponding changes to your statements of cash flows. Please revise your disclosures accordingly.

Consolidated Balance Sheets, page 55

4.   Please tell us how your presentation of non-controlling interests in the consolidated balance sheets complies with ASC 810-10-45-16 and 810-10-55-4(I). In this regard, the

non-controlling interest should be reported within equity, separately from the company's equity. Please revise your disclosures accordingly.

Form 10-Q for the Quarterly Period Ended September 30, 2011

Consolidated Financial Statements

Note 8. Earnings Per Share, page 14

5.   Explain how you are accounting for the settlement feature or the forward contract contained in your accelerated share repurchase agreement. In this regard, we note that you will either receive or be required to remit an amount in either cash or common stock based on the daily volume weighted average price per share, less a discount, of your common stock. Your response should address how you considered the guidance in ASC 815-10 and 40. That is, tell us how you evaluated the discount when evaluating whether the feature is indexed to your common stock. In addition, consider disclosing how this feature impacts your EPS.

6.   Tell us your consideration of disclosing the potential common shares that were not included in EPS because they were anti-dilutive. See ASC 260-10-50-1(c).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Attorney-Advisor, at (202) 551-3428 or Barbara Jacobs, Assistant Director, at (202)-551-3735. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief